UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 11, 2025

Landa App 2 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-1767314
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

105 W. 125th Street

New York, NY 10027

(Address of principal executive offices)

646-905-0931

(Issuer’s telephone number, including area code)

Membership Interests:

Landa App 2 LLC - 1096 Vincent Drive Mount Dora FL LLC	Landa App 2 LLC - 1120 9Th Court Pleasant Grove Al LLC
Landa App 2 LLC - 113 Hughes Avenue Sanford FL LLC	Landa App 2 LLC - 1434 Shirley Drive Lakeland FL LLC
Landa App 2 LLC - 1625 W MCFARLAND AVENUE GASTONIA NC LLC	Landa App 2 LLC - 1713 Alfen Street Jacksonville FL LLC
Landa App 2 LLC - 1744 Mountain Drive Tarrant Al LLC	Landa App 2 LLC - 179 Poplar Springs Drive Mulga Al LLC
Landa App 2 LLC - 200 15TH COURT NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 2150 TISHAMINGO DRIVE BIRMINGHAM AL LLC
Landa App 2 LLC - 235 Celery Avenue North Jacksonville FL LLC	Landa App 2 LLC - 28 E Hammon Drive Apopka FL LLC
Landa App 2 LLC - 301 Woodstream Drive Gastonia Nc LLC	Landa App 2 LLC - 3029 CEDARIDGE DRIVE TAMPA FLORIDA LLC
Landa App 2 LLC - 340 17TH AVENUE NORTHWEST CENTER POINT AL LLC	Landa App 2 LLC - 4037 STONE DRIVE BESSEMER AL LLC
Landa App 2 LLC - 4126 Oriely Drive West Jacksonville FL LLC	Landa App 2 LLC - 4464 Willow Street Gardendale Al LLC
Landa App 2 LLC - 4601 SYLVANER LANE BIRMINGHAM AL LLC	Landa App 2 LLC - 503 8TH STREET SOUTH BESSEMER AL LLC
Landa App 2 LLC - 503 EAST ROBINSON STREET DALLAS NC LLC	Landa App 2 LLC - 580 Dorothy Street Bartow FL LLC
Landa App 2 LLC - 5844 Willow Crest Drive Pinson Al LLC	Landa App 2 LLC - 650 Willow Bend Lane Bessemer Al LLC
Landa App 2 LLC - 6716 Mopsy Lane Jacksonville FL LLC	Landa App 2 LLC - 6820 66Th Street South Birmingham Al LLC
Landa App 2 LLC - 7817 3Rd Avenue South Birmingham Al LLC	Landa App 2 LLC - 8048 OLD PLANK ROAD JACKSONVILLE FLORIDA LLC
Landa App 2 LLC - 808 Home Trail Gastonia Nc LLC	Landa App 2 LLC - 8990 Doris Lane Jacksonville FL LLC
Landa App 2 LLC - 913 2ND STREET KINGS MOUNTAIN NC LLC	Landa App 2 LLC - 126 Wildwood Road Stockbridge GA LLC
Landa App 2 LLC - 137 Spring Valley Circle Stockbridge GA LLC	Landa App 2 LLC - 153 Spring Valley Circle Stockbridge GA LLC
Landa App 2 LLC - 2174 Scarbrough Road Stone Mountain GA LLC	Landa App 2 LLC - 303 Kellys Walk Locust Grove GA LLC
Landa App 2 LLC - 3192 Lake Monroe Road Douglasville GA LLC	Landa App 2 LLC - 4085 Springvale Way Mcdonough GA LLC
Landa App 2 LLC - 45 Robertford Drive Covington GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

(a) Management Services Agreement

The following Series have entered into a Management Agreement (the “Agreement”) with Landa Holdings, Inc. (the “Manager”). Pursuant to the Management Agreement, the Manager is responsible for the oversight and maintenance of the properties owned by each Series. Under this Agreement Manager's duties include providing routine maintenance and repairs, such as electrical work, plumbing, carpentry, masonry, and other necessary or appropriate repairs to ensure the upkeep of the properties (the “Services”). Additionally, the Manager is responsible for handling legal processes related to tenant eviction, rent collection in arrears, and other ancillary property management activities.

Under the terms of the Agreement, the Manager shall charge the Series a fee at market rate.

Landa App 2 LLC – 303 KELLYS WALK LOCUST GROVE GEORGIA LLC
Landa App 2 LLC – 2174 SCARBROUGH ROAD STONE MOUNTAIN GEORGIA LLC
Landa App 2 LLC – 45 ROBERTFORD DRIVE COVINGTON GEORGIA LLC
Landa App 2 LLC – 3192 LAKE MONROE ROAD DOUGLASVILLE GEORGIA LLC
Landa App 2 LLC – 4085 SPRINGVALE WAY MCDONOUGH GEORGIA LLC
Landa App 2 LLC – 126 WILDWOOD ROAD STOCKBRIDGE GEORGIA LLC
Landa App 2 LLC – 137 SPRING VALLEY CIRCLE STOCKBRIDGE GEORGIA LLC
Landa App 2 LLC – 153 SPRING VALLEY CIRCLE STOCKBRIDGE GEORGIA LLC

EXHIBITS

The following exhibit is filed herewith:

Exhibit No.	Description
6.1	Form of Management Agreement

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANDA APP 2 LLC

By:	Landa Holdings, Inc
Its:	Manager

By:	/s/ Yishai Cohen
Name:	Yishai Cohen
Title:	CEO

Date: June 16, 2025